FX ENERGY, INC.
3006 Highland Drive, #206 Salt Lake City, Utah 84106 USA Telephone: (801) 486-5555 Facsimile: (801) 486-5575

December 9, 2013

VIA FACSIMILE AND
EDGAR TRANSMISSION

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010

Re:	FX Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Definitive Proxy Statement
Filed April 30, 2013
File No. 001-35012

Ladies and Gentlemen:

This letter is in response to your letter dated November 22, 2013, respecting your review of the annual report on Form 10-K for the year ended December 31, 2012, of FX Energy, Inc. (the “Company”).

Set forth below are your comments, followed by the Company’s responses.  As indicated below, we propose to incorporate revised disclosures in future filings in response to some comments and to file an amendment and revised reserve report exhibits in response to other comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Reserve Volumes and Values, page 28

1.
Based on your response to comment 6 in our letter dated September 26, 2013, please revise your disclosure to clarify the use of a combination of probabilistic and deterministic methods in the calculation of your proved reserves.

Response:

We believe that the language included in our Form 10-K is correct and requires no further amendment.  Please note the first two sentences following the table of estimated PV-10 value of our reserves on page 28:  “Our proved reserves were calculated using deterministic methods.  Our probable reserves were calculated using probabilistic methods.”  (Emphases added.)  As we indicated in our response to you dated October 8, 2013, we plan to file an amended summary reserve report with our amendment that will not include any references to probabilistic methods of calculating reserves.  Please see the attached proposed exhibit 99.01 that will supersede our previously filed report respecting our reserves in Poland.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
December 9, 2013

____________________________

Notes to the Consolidated Financial Statements

2.
Your response to comment 12 in our letter dated September 26, 2013 includes an effective tax rate reconciliation to be presented in future filings.  Please note that this reconciliation should provide captions that enable a financial statement user to understand the nature of each reconciling item.  It does not appear that the adjustments for permanent and temporary differences adequately explain the nature of the related reconciling items.  Please revise.  Refer to FASB ASC 740-10-50-12.

Response:

We have revised the captions in the effective tax rate reconciliation that we propose to include in future filings.  We believe these captions better reflect the nature of the permanent and temporary differences and are in accordance with ASC 740-10-50-12 and Rule 4-08(h)(2) of Regulation S-X in future filings.

The income tax provision differs from the amount computed by applying the U.S. federal income tax rate of 35% to net income (loss) before income taxes for the following reasons (in thousands):

		Year Ended December 31,
		2013	2012	2011
		(In thousands)
Effective Tax Rate Reconciliation:
Federal income tax provision (benefit) at statutory rates	$	X	$1,441	$(9,983)
Increase (decrease) due to stock-based compensation		X	(259)	154
Increase (decrease) due to differences in foreign tax rates		X	(3,586)	1,392
Increase (decrease) due to state and local taxes, net of federal benefit		X	(354)	(203)
Increase (decrease) due to the effect of exchange rate fluctuations		X	(2,118)	2,792
Increase (decrease) due to expiring net operating losses		X	1,860	3,282
Change in valuation allowance		X	3,016	2,566
Total	$	X	$--	$--

Exhibit 99.02

3.
Further to comment 18 in our letter dated September 26, 2013, please tell us if the reserves and PV-10 as presented in the reserves report dated February 11, 2013 and incorporated into the filing on Form 10-K for the fiscal year ended December 31, 2012 comply with all applicable SEC requirements or if the report and Form 10-K will be amended to present revised estimates.

Response:

We confirm that the reserves and PV-10 as presented in the reserves report dated February 11, 2013, and incorporated into the filing on Form 10-K for the fiscal year ended December 31, 2012, comply with all applicable SEC requirements.  As we noted in our response to you of October 8, 2013, we plan to file a revised reserve report with our amended filing that provides the requested disclosures.  Please see the attached proposed exhibit 99.01 and exhibit 99.02 that will supersede our previously filed reserve reports.

FX ENERGY, INC.

Ms. Jennifer O’Brien
Mr. Ethan Horowitz, Branch Chief
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
December 9, 2013

____________________________

The Company acknowledges the following:

•	FX Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•	FX Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

FX ENERGY, INC.

/s/ Clay Newton

Clay Newton
Vice President of Finance

cc:           John P. Lucas, Staff Attorney
U.S. Securities and Exchange Commission

EXHIBIT 99.01

FX Energy Inc
3006 Highland Drive 206
Salt Lake City,
Utah 84106
United States of America

4th October 2013

Dear Sirs,

REVISED SUMMARY REPORT
EVALUATION OF POLISH GAS ASSETS1

RPS Energy (RPS) has completed an independent reserves evaluation of the Zaniemysl, Roszkow, Winna Gora, Sroda-Kromolice, Kromolice South, Grabowka, Lisewo and Komorze Gas Fields in Poland ('the Properties') currently owned by FX Energy Inc (‘FX’).  We have estimated Proved and Proved plus Probable reserves as at 1 January 2013, based on data and information available up to 31 December 2012.

This report is prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, the general disclosure requirements contained in Regulation S-K, the specific disclosure requirements for the third party report set forth in Items 1202(a)(8)(i-x) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and that conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas.  The report was prepared for FX to be included as an exhibit in a filing with the SEC.

The work was undertaken by a team of professional petroleum engineers, geoscientists and economists and is based on data supplied by FX Energy.  The properties evaluated in this report constitute 100% of FX’s non-United States reserves.  Our approach has been to prepare independent estimates of developed reserves for all producing assets based on the field’s production performance.  In fields where potential exists to further develop reserves through additional capital investment, we have reviewed the available data supplied by the Operator and estimated the likely range of incremental reserves that can be recovered.

In estimating reserves we have used standard petroleum engineering techniques, with reserves being calculated using deterministic methods.  These techniques combine geological and production data with detailed information concerning fluid characteristics and reservoir pressure as well as pertinent production software that allows wells to be modelled as closely as possible to reality.  We have estimated the degree of uncertainty inherent in the measurements and interpretation of the data and have calculated a range of recoverable reserves.  We have taken the working interest that FX Energy has in the Properties as presented by FX Energy and we have not investigated nor do we make any warranty as to FX Energy's interest in the fields.

1   This Summary report was prepared as an update to the prior ECV2003 Report of the 4th March 2013 (prepared by RPS) to meet certain SEC requirement.  There were no changes to the reserves, production profiles or economic analysis in this update.

Reserves

Proved & Probable Gas Reserves attributable to the FX Energy Interest (MMscf)
as of 1 January 2013

		FX Energy Gas Reserves (MMscf)
	FX Energy	Developed		Undeveloped
Field	Interest	Proved	Probable	Proved	Probable

Grabowka	100.0%	22	759	1,391	5,397
Zaniemysl	24.5%	1,105	1,139
Roszkow	49.0%	6,576	1,747
Sroda-
Kromolice	49.0%	12,815	9,451
Kromolice South	49.0%	1,850	608
Winna Gora	49.0%			5,059	3,276
Lisewo	49.0%			12,991	8,157
Komorze	49.0%			2,313	1,192
Total		22,367	13,704	21,754	18,021

GAS (MMSCF)		Reserves at 1/1/2012	Production	Additions	Revisions	Reserves at 1/1/2013
Zaniemysl	Proved	2,958	492		(1,361)	1,105
	Probable	2,760	-	-	(1,621)	1,139
Sroda-Kromolice	Proved	18,339	1,274		(4,250)	12,815
	Probable	13,176	-	-	(3,724)	9,451
Winna Gora	Proved	4,093	-		966	5,059
	Probable	1,711	-	-	1,564	3,276
Roszkow	Proved	6,165	2,169		2,579	6,576
	Probable	9,310	-	-	(7,563)	1,747
Grabowka	Proved	1,420	89		82	1,413
	Probable	6,348	-	-	(193)	6,156
Kromolice South	Proved	4,414	434		(2,131)	1,850
	Probable	3,036	-	-	(2,428)	608
Lisewo	Proved	12,245	-		745	12,991
	Probable	4,696	-	-	3,461	8,157
Komorze	Proved	-	-	2,313	-	2,313
	Probable	-	-	1,192	0	1,192
Totals	Proved	49,635	4,457	2,313	(3,370)	44,121
	Probable	41,036	-	1,192	(10,503)	31,724

Economic Evaluation

We have calculated the Net Present Value of the Properties based on our estimates of Reserves and on current firm development plans, as follows:

		NPV10 (Million US$)
Field	FX Energy	Proved Developed		Proved Un Developed
	Interest	Gross	Net	Gross	Net

Zaniemysl	24.5%	12.60	3.09
Sroda-Kromolice	49.0%	106.78	52.32
Roszkow	49.0%	67.05	32.85
Winna Gora	49.0%			38.89	19.06
Kromolice South	49.0%	20.34	9.97
Grabowka	100.0%	0.10	0.10	1.81	1.81
Lisewo	49.0%			90.12	44.16
Komorze	49.0%			9.32	4.57
Total		206.87	98.33	140.14	69.59

Economic Assumptions

An economic analysis of the Polish Assets of FX Energy was undertaken based on the following price and royalty assumptions.  These data have been supplied by FX Energy in US Dollars and are based on Polish Zloty gas prices and exchange rates, taken as the average of the 1st day of the month values throughout 2012.

	Gas Price ($/Mscf)	Royalty (%)	OPEX (MM $ p.a.)
Roszkow	7.30	0.55	0.83
Winna Gora	6.79	0.59	0.31
Zaniemysl	5.59	0.72	0.60
Kromolice-South	6.76	0.60	0.35
Sroda-Kromolice	7.08 / 6.76	0.6 / 0.6	0.35
Grabowka	1.61	N/A	N/A
Lisewo	6.54	0.62	0.70
Komorze	6.13	0.65	0.35

Qualifications

RPS is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis.  The provision of professional services has been solely on a fee basis.  Mr. Gordon Taylor, Director, Geoscience for RPS Energy, has supervised the evaluation.  I am employed by RPS Energy of 309 Reading Road Henley-on-Thames, Oxon, RG9 1EL, UK, which Company did prepare a Reserves Evaluation of the Zaniemysl, Roszkow, Winna Gora, Sroda-Kromolice, Kromolice South, Grabowka, Lisewo and Komorze Gas Fields in Poland of FX Energy, as at December 31, 2012.  I attended the University of Birmingham and graduated with a Bachelor of Science degree in Geological Sciences in 1978; and a Master of Science degree in Foundation Engineering in 1979.

I am a Chartered Geologist and Chartered Engineer in the UK and an AAPG Certified Petroleum Geologist (No 5932); that I have in excess of 35 years’ experience in the hydrocarbon exploration and production industry including the conduct of evaluation studies relating to oil and gas fields.  I have not, directly or indirectly, received an interest, and I do not expect to receive an interest, direct or indirect, in FX Energy, or any associate or affiliate of the company.

Other RPS employees involved in this work hold at least a Master’s degree in geology, geophysics, petroleum engineering or a related subject or have at least five years of relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

The evaluation presented in this report reflects our informed judgement based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data.  RPS Energy has used all methods and procedures we considered necessary in preparation of the report.  The evaluation has been conducted within our understanding of petroleum legislation, taxation and other regulations that currently apply to these interests.  RPS Energy is not aware of any regulations that would have an effect on FX’s ability to recover the estimated reserves.  However, RPS Energy is not in a position to attest to the property title, financial interest relationships or encumbrances related to the property.

It should be understood that any evaluation, particularly one involving exploration and future petroleum developments may be subject to significant variations over short periods of time as new information becomes available.

Yours faithfully,
RPS Energy

/s/ Gordon R. Taylor
Gordon R. Taylor, CEng, CGeol
Director, Geoscience

EXHIBIT 99.02

HOHN ENGINEERING, PLLC 2708 1st Avenue North, Suite 200 Billings, MT 59101 406-655-3381 Fax 406-655-3383 Email: hohneng@hohneng.com

October 7, 2013

FX Producing Company
3006 Highland Drive, Suite 206 Salt Lake City, Utah 84106

Re:	Summary Reserve Report - Evaluation of oil and gas working interests owned by FX Producing Company located in various counties and states, as of January 1, 2013.

As you requested, I have evaluated the above referenced properties.  The following summarizes my findings:

FX Producing Company
Effective Date January 1, 2013
Proved Developed Producing Reserves
Net Oil Reserves, STB	594,436
Net Gas Reserves, MCF	0
Future Net Revenue, $	46,449,019
Investment, $	0
Future Net Cash Flow Undiscounted, $	18,278,446
Future Net Cash Flow 10% Discount, $	10,430,143

All wells were producing at the effective date and have long producing histories.  Reserves were estimated by production decline curve projection of the established producing trend.  No other reserve classes were considered in the evaluation.  We did not physically inspect the properties to determine the physical condition of the leases or the status of environmental compliance on the leases.  This evaluation does not consider the effects or liabilities associated with the oil spill that occurred in Glacier County in 2011.  The incident should not have a significant affect on reserve values stated in this report.

Ownership interests were supplied by FX Producing Company and accepted as presented.  Historical operating costs and product prices were supplied by FX Producing Company and were considered reasonable.  The prices used in the evaluation were based on the 2012 average of the first of month purchaser's posted price, adjusted for transportation and deductions to a realized wellhead price for each lease.  Both prices and costs were held constant for the life of the property, no escalations were applied.

FX Producing Company
October 7, 2013

Applicable production, severance and ad-valorem taxes were deducted.  No federal or state income taxes, salvage value, or costs associated with abandonment were considered.  In general, equipment salvage should cover abandonment and restoration costs.  No major expenditures are anticipated for the properties and none were included in the forecasts.

All data used in preparing this report were provided by FX Producing Company or from public data sources and were accepted as true and correct.  This report is prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, the general disclosure requirements contained in Regulation S-K, the specific disclosure requirements for the third party report set forth in Items 1202(a)(8)(i-x) of Regulation SK of the U.S. Securities and Exchange Commission (SEC) and that conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities — Oil and Gas.  The report was prepared for FX Energy, Inc. to be included as an exhibit in a filing with the SEC.

These reserve estimates are predicated on the laws, regulations, taxes and policies in effect on the date of the evaluation, and no changes have been considered.  All reserve estimates represent my best professional engineering judgment based on the data available to me at the time of the preparation of this report.  It should be realized that the reserves actually recovered, the revenue generated from them and the actual costs incurred could be more or less than the estimated amounts.

Mr. Thomas K. Hohn has supervised this evaluation.  Mr. Hohn is a Registered Professional Engineer (Montana license 4303PE) with over 39 years experience in upstream oil and gas.  He graduated from Montana Tech in 1974 with a BS degree in Petroleum Engineering.

If there are questions, or you need additional information, please advise.  Thank you for the opportunity to perform this work for you.

Sincerely,

/s/ Thomas K. Hohn
Thomas K. Hohn
Registered Professional Petroleum Engineer
Montana 4303PE